                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                    Commission File No.: 1-09026


This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

On January 17, 2002, Compaq issued the following press release.

                                                                   Press Release


Compaq Computer Corporation
Worldwide Public Relations
20555 SH 249 MC110515
Houston, TX 77070-2698

Telephone 281-514-0484
Facsimile 281-514-0641
Compaq.PR@Compaq.com

Contact(s):  Arch Currid
             Compaq Computer Corporation
             281-514-0484
             arch.currid@Compaq.com


                       COMPAQ SHAREOWNERS OF RECORD AS OF

                 JANUARY 28, 2002, ELIGIBLE TO VOTE IN SPECIAL

                        MEETING ON COMPAQ AND HP MERGER

     HOUSTON, JAN. 17, 2002 - Compaq Computer Corporation (NYSE: CPQ) announced today that it has established a record date for a special meeting of its shareowners to consider and vote upon the proposal to approve and adopt the Merger Agreement between Hewlett-Packard Company and Compaq and to approve the proposed business combination with Hewlett-Packard. Compaq shareowners of record at the close of business on Monday, Jan. 28, 2002, will be entitled to notice of the special meeting and to vote on the proposal.

     Compaq will send a definitive joint proxy statement/prospectus to shareowners of record, which will contain important information about the merger with HP. Shareowners are urged to read the joint proxy statement/prospectus when it becomes available. The joint proxy statement/prospectus will also include the date, time and location of the special meeting.

COMPANY BACKGROUND

     Founded in 1982, Compaq Computer Corporation is a leading global provider of enterprise technology and solutions. Compaq designs, develops, manufactures and markets hardware, software, solutions and services, including industry-leading enterprise storage and computing solutions, fault-tolerant business-critical solutions, communication products, and desktop and portable personal computers that are sold in more than 200 countries. Information on Compaq and its products and services is available at www.compaq.com.

FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On January 14, 2002, HP filed an amended Registration Statement with the SEC containing HP and Compaq's amended preliminary joint proxy statement/prospectus regarding the planned merger between HP and Compaq (the "Merger"). Investors and security holders of HP and Compaq are urged to read the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Shareowners, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are shareowners for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Shareowners, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, and the definitive joint proxy statement/prospectus when it becomes available.